                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February 2004

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

      Form 20-F   X                  Form 40-F
                -----                         -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Yes                            No   X
         -----                          -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes                            No   X
         -----                          -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

      Yes                            No   X
         -----                          -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:

Press  release  dated  January 28,  2004,  "ALSTOM  Wins €110  Million
Contract to Build a Combined-Cycle Power Plant in India"

Press release dated February 2, 2004, "Board of Directors"

Press release dated February 3, 2004, "New ALSTOM Organisation"

                               SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                       ALSTOM

Date: February 4, 2004                 By: /s/ Philippe Jaffré
                                           -------------------------------------
                                           Name: Philippe Jaffré
                                           Title: Chief Financial Officer

                                                                 28 January 2004

                  ALSTOM WINS €110 MILLION CONTRACT TO BUILD A
                      COMBINED-CYCLE POWER PLANT IN INDIA

ALSTOM has been awarded an order valued at around €110 million to build a 228 MW turnkey  combined-cycle  power plant for GVK Industries Ltd in India.  The plant will be located near the village of  Jegurupadu in the State of Andra Pradesh in
Eastern India.  The  construction of the plant commenced in mid-January 2004 and it is scheduled to enter commercial operation in November 2005.

ALSTOM built the Jegurupadu Phase I combined-cycle  power plant in the middle of the 1990's based on GT8C2  technology  with a total output of 235 MW. This plant was India's first independent power plant (IPP) to go on-stream.

Jegurupadu  power  plant  sets a  reference  standard:  designed,  executed  and
operated  with  total   commitment  to  maximum  fuel   efficiency  and  minimum
environmental impact.

For the  Jegurupadu  Phase II,  ALSTOM's  scope of supply  includes a GT13E2 gas turbine with a heat recovery steam generator,  steam turbine generator,  water -
steam cycle equipment and electro-mechanical  auxiliaries.  In addition,  ALSTOM will supply the civil works,  erection,  commissioning  and testing of the power plant.

This project will provide much needed support in reinforcing the power supply in the State of Andhra Pradesh, and will offer employment  opportunities to members of the local population.

Press relations:     G. Tourvieille/S. Gagneraud
                     (Tel. +33 1 47 55 23 15)
                     internet.press@chq.alstom.com

Investor relations:  E. Chatelain
                     (Tel. +33 1 47 55 25 33)
                     investor.relations@chq.alstom.com

PRESS INFORMATION

                                                                 2 February 2004

                               BOARD OF DIRECTORS

Klaus  Esser has  decided  to leave the Board of ALSTOM  for  personal  reasons.
Jean-Paul  Béchat,  Member of the Audit  Committee,  will  replace him as
Chairman of the  Committee.  A new Director  will be appointed at a future Board meeting.

Press :              S. Gagneraud / G. Tourvieille
                     Tel. 01 47 55 25 87
                     internet.press@chq.alstom.com

Investor Relations : E. Chatelain
                     tel. 01 47 55 25 78
                     investor.relations@chq.alstom.com

                ALSTOM - 25 avenue Kléber - 75795 Paris Cedex 16
                           - Tel: 33 (0)1 47 55 25 87
                           - Fax: 33 (0)1 47 55 24 38

                                                                 3 February 2004

                             NEW ALSTOM ORGANISATION

ALSTOM today announced a new phase in the  simplification  of its  organisation.
The changes detailed below are designed both to improve commercial efficiency by ensuring a clearer organisational  interface with customers,  and to concentrate the top management team in line with the Group's reduced scope following  recent disposals.

Nick Salmon, Executive Vice-President, has decided to leave the Group to take up a  consultancy  position  with  an  investment  bank  following  the  successful completion of the main operations included in ALSTOM's disposals  programme.  In addition,  Andrew Hibbert,  General  Counsel,  has decided to leave the Group to pursue new professional projects.

As a  consequence,  ALSTOM's  Board of  Directors  has  approved  the  following organisational  changes  proposed by Patrick  Kron,  Chairman & Chief  Executive
Officer:

- Philippe  Joubert,  previously  President of the  Transmission  & Distribution
Sector of ALSTOM (sold in January 2004), is appointed  Executive  Vice-President and will lead the Power Turbo-Systems and Power Environment  Sectors,  replacing
Mike Barrett and Philippe Soulié,  who will each be assigned projects and missions  within the Group.  Philippe  Joubert will also be responsible  for the coordination  of the three  Power-related  Sectors (Power  Turbo-Systems,  Power
Environment and Power Service) and the supervision of the International  Network in order to ensure total consistency of action towards ALSTOM's customer base.

- Donna Vitter,  who currently leads the Power Environment  Sector's legal team, is appointed  General  Counsel of ALSTOM ; Andrew Hibbert will continue for some months to advise the Chairman & Chief Executive Officer on specific issues.

- The  responsibilities  of Nick  Salmon are split  between  the  members of the
Executive Committee.

                ALSTOM - 25 avenue Kléber - 75795 Paris Cedex 16
                           - Tel: 33 (0)1 47 55 25 87
                           - Fax: 33 (0)1 47 55 24 38

PRESS INFORMATION

ALSTOM's  Executive  Committee  now  comprises : Patrick Kron  (Chairman & Chief
Executive Officer), Philippe Jaffré  (Finance Director), Philippe Joubert
(Power  Turbo-Systems,  Power  Environment,  Network),  Walter Graenicher (Power
Service),  Philippe  Mellier  (Transport),  Patrick Boissier  (Marine),  Patrick
Dubert (Human Resources) and Donna Vitter (Legal).

Press :              S. Gagneraud / G. Tourvieille
                     Tel. 01 47 55 25 87
                     internet.press@chq.alstom.com

Investor Relations : E. Chatelain
                     tel. 01 47 55 25 78
                     investor.relations@chq.alstom.com

                ALSTOM - 25 avenue Kléber - 75795 Paris Cedex 16
                           - Tel: 33 (0)1 47 55 25 87
                           - Fax: 33 (0)1 47 55 24 38

PRESS INFORMATION

Philippe Joubert
Philippe Joubert,  ESSEC,  started his career in the banking world in Brazil and the USA. He joined ALSTOM in 1986, as Finance  Director of GEC ALSTHOM  Mecanica
Pesada in Brazil. In 1991 he was appointed President and CEO of Macanica Pesada, and in 1992 became  General  Delegate  of GEC ALSTHOM in Brazil.  In 1997 he was
named Country President,  GEC ALSTHOM in Brazil, and was subsequently  appointed
Managing Director of the Transport unit,  Transporte do Brasil Ltda. In 2000, he
joined  ALSTOM's  Executive   Committee  and  was  appointed  President  of  its
Transmission & Distribution Sector, sold at the beginning of January 2004.

Donna Vitter
Following  university studies in foreign languages  (Georgetown  University) and law (Boston  College Law School),  Donna Vitter began  private  practice in 1976 with a large Boston law firm and continued in the firm's Washington office until
1981.  She then  moved to France  for an MBA degree at INSEAD and worked for the next three years as an  international  controller in the Saint Gobain Group. She joined  Cegelec in 1985 and managed its  International  Legal  Department  until
1997, when she was appointed General Counsel of ALSTOM's Energy Sector.  She was
Deputy  General  Counsel of ABB ALSTOM  Power and later  General  Counsel of the
ALSTOM Power Sector before being named General Counsel of the Power  Environment
Sector.

                ALSTOM - 25 avenue Kléber - 75795 Paris Cedex 16
                           - Tel: 33 (0)1 47 55 25 87
                           - Fax: 33 (0)1 47 55 24 38